Filed Pursuant to Rule 433
Registration Statement No. 333-140456
Dated October 31, 2008

Basket Linked Notes Linked to the S&P 500® Index, MSCI EAFE Index and Shares of the iShares® MSCI Emerging Markets Index Fund

October 31, 2008

Final Terms

Issuer:	Eksportfinans ASA

Underlying Basket:		Bloomberg Ticker	Initial Weight (%)
Underlier
	S&P 500® Index	SPX	65
	MSCI EAFE Index	MXEA	30
	iShares® MSCI Emerging	EEM UP*	5
Markets Index Fund
(as listed on its Primary Exchange)
* Currently the primary exchange is NYSE Arca

Specified Currency:	United States dollar ($ or USD)

Face Amount:	Each note will have a face amount equal to $1,000

$13,700,000 in the aggregate for all the offered notes

We may decide to sell additional notes after the trade date but prior to the settlement date at an issue price (and net proceeds) that differ from the original issue price

Original Issue Price:	100% of face amount

Denominations:	$1,000, and integral multiples of $1,000 in excess thereof

Trade Date:	October 31, 2008

Settlement Date:	November 17, 2008

Maturity Date:	November 17, 2010 unless postponed due to a non-business day

Determination Date:	November 2, 2010 unless postponed with respect to any basket component due to a market disruption event or a non-trading day

Initial Underlier Level:			Initial Index Level
	Underlier	Bloomberg Ticker
	S&P 500® Index	SPX	953.30
	MSCI EAFE Index	MXEA	1226.00
	iShares® MSCI Emerging	EEM UP*	25.29
Markets Index Fund (as listed
on its Primary Exchange)

Final Underlier Level:	For each underlier, the closing level of such underlier on the determination date

Initial Basket Level:	The initial basket level is set at 100

Initial Weighted Value:	For each underlier, the product of (i) the initial weight of the basket component times (ii) the initial basket level

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Final Basket Level:

The sum (as determined by the calculation agent) of: (i) the final underlier level for the S&P 500® index divided by the initial underlier level for the S&P 500® index multiplied by the initial weighted value of the S&P 500® index and (ii) the final underlier level for the MSCI EAFE index divided by the initial underlier level for the MSCI EAFE index multiplied by the initial weighted value of the MSCI EAFE index and (iii) the final underlier level for the iShares® MSCI Emerging Markets Index Fund divided by the initial underlier level for the iShares® MSCI Emerging Markets Index Fund multiplied by the initial weighted value of the iShares® MSCI Emerging Markets Index Fund, subject to adjustments due to a market disruption event, a non-trading day or discontinuance or modification of an underlier

Basket Return:	The result of (i) the final basket level minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage

Payment Amount:

On the maturity date, you will receive an amount in cash per note equal to:

If the final basket level is greater than or equal to the cap level, the maximum settlement amount

If the final basket level is greater than the initial basket level but less than the cap level,

the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the basket return

If the final basket level is equal to or less than the initial basket level but greater than or equal to the buffer level, the $1,000 face amount

If the final basket level is less than the buffer level,

the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the basket return plus the buffer amount. In this case, the payment amount you will receive at maturity shall be less than the principal amount you invested in the notes, and you may lose a significant portion or even all of your investment in the notes.

Participation Rate: Cap Level: Maximum Settlement Amount: Buffer Level: Buffer Rate:

150%

132.50% of the initial basket level

148.75% of the face amount

90% of the initial basket level

The quotient of the initial basket level divided by the buffer level, which equals approximately 111.11%

Buffer Amount: No interest:	10% The notes will not bear interest

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No listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

Issuer Rating:	Aaa (negative outlook) (Moody’s)/AA+ (negative oulook) (Standard & Poor’s)/AAA (F.IBCA)

Calculation Agent: Trustee:	Goldman, Sachs & Co. The Bank of New York Mellon (formerly known as The Bank of New York)

Business Days for Final Payment: CUSIP: ISIN: Time of Trade: Net Proceeds to Issuer:	New York, Following 282649847 US2826498477 1:19 p.m. EST, October 31, 2008 99.75%

Disclaimers

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of The McGraw-Hill Companies, Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representations regarding the advisability of investing in the notes.

The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by The Goldman Sachs Group, Inc. and its affiliates. The notes are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such notes. No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI

“iShares®” is a registered mark of Barclays Global Investors, N.A. ("BGI''). The notes are not sponsored, endorsed, sold, or promoted by BGI, its affiliate, Barclays Global Fund Advisors ("BGFA''), or the iShares® Funds. Neither BGI, BGFA, nor the iShares® Funds make any representations or warranties to the owner of the notes or any member of the public regarding the advisability of investing in the notes. Neither BGI, BGFA, nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the iShares® Funds.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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